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TO:         ALL EMPLOYEES

SUBJECT:    FINAL STEP TOWARD INDEPENDENCE BEGINS


Just over a year ago, the plan to separate Conoco from DuPont was announced. Today, the final step in that process began. DuPont set the exchange ratio for a stock exchange offer being provided to its U.S. shareholders. Through the offer -- which will commence on Monday -- DuPont plans to divest its remaining ownership in Conoco.

The exchange offer provides DuPont's U.S. shareholders the opportunity to exchange their DuPont common stock for Conoco Class B common stock. The exchange ratio is the number of Conoco shares that will be received for each share of DuPont stock tendered. (DuPont's news release is included at the bottom of this e-mail.)

DuPont is providing its non-U.S. shareholders the opportunity to sell their DuPont stock back to the company for a specified price. The cash offer will begin on Wednesday.

Participating in the offers is a matter of personal choice and should be a fully informed decision. Included in this e-mail is a summary of how information about the offers is being provided, as well as some telephone numbers to call if you have questions.

As we continue our journey to independence, I'm gratified by the extraordinary progress we've made over the past year. Through our IPO last October, investors purchased 30 percent of Conoco's stock for $4.4 billion. This spring, we closed a landmark $4 billion jumbo bond offering, and followed that success with a short-term commercial paper program that raised $1 billion. Through these programs, Conoco has paid off the $5 billion debt owed to DuPont in connection with the separation.

The exchange offer is the biggest step yet toward making Conoco a completely independent company, prepared to set its own course in the global energy industry.

Over the next few days, two teams of senior Conoco managers will begin a road show in support of the exchange offer, meeting with major DuPont institutional investors in the United States. Our goal is to provide these investors with a greater understanding of Conoco. We'll discuss our businesses, key strategies, major projects and growth potential. We'll also talk about our core values and the integrity, talent and dedication of our employees -- factors that will determine our long-term business success.




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I want to thank each of you for your continuing commitment to achieve the company's goals. It has been an exciting journey. I'm optimistic about the future and our ability to significantly grow the company.

Archie

HOW INFORMATION ON THE OFFERS IS BEING PROVIDED

Below is a summary of how information about the stock exchange offer and the cash offer is being provided to eligible DuPont shareholders.

The stock exchange offer is available to DuPont shareholders who are "U.S. persons." A "U.S. person" is defined as a U.S. citizen or a resident of the U.S. for federal income tax purposes. DuPont is including only "U.S. persons" in the stock exchange offer for tax and administrative reasons.

The cash offer is being made to DuPont shareholders who are non-U.S. persons.

In general, DuPont shareholders will have 20 business days to indicate that they wish to participate in the offers. Employees who hold DuPont stock through some company plans, however, may have an earlier deadline (so certain administrative functions can be carried out). Employees should pay close attention to the deadlines included in the information they receive.

If the exchange offer or cash offer are oversubscribed, the DuPont shares tendered will be exchanged or purchased on a pro rata basis, with only a certain percentage of each person's shares being exchanged or purchased by DuPont.

The FOLLOWING INFORMATION IS PROVIDED FOR INFORMATION ONLY. YOU SHOULD NOT TAKE ANY ACTION UNTIL YOU RECEIVE THE MAILINGS THAT ARE DESCRIBED BELOW.

TELEPHONE LINES: Special telephone lines have been established to answer shareholders' questions about the offers. General questions should be directed to D.F. King & Co., the information agent, Monday through Friday from 7 a.m. to 8 p.m. (all hours listed here are Houston time) and Saturday from 7 a.m. to 4 p.m. The toll-free number in the U.S. is 1-800-755-3105. Outside the U.S., shareholders should call collect 212-269-5550.

Offer letters that include procedures for exchanging stock held in company plans and Merrill Lynch Blueprint Accounts will be mailed to eligible shareholders. Questions regarding these procedures should be directed to the telephone numbers provided in the offer letters.

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INFORMATION FOR U.S. SHAREHOLDERS

THE OFFERING CIRCULAR-PROSPECTUS: The offering circular-prospectus is being mailed to DuPont's U.S. shareholders. This document includes Q & A section about the exchange offer, a detailed analysis of both DuPont and Conoco, a discussion of the risks of investing in Conoco and information on the terms of the exchange offer and how to participate. The offering circular-prospectus will be posted on the Houston Intranet's "Road to Independence" site (Offer Information) on Monday, July 12 (the day the exchange offer commences). The site can be accessed by clicking this link http://www.ho.dupont.com/ccn/road/index.stm.

U.S. THRIFT PLAN INFORMATION: Conoco employees who are members in the U.S. Thrift Plan and the U.S. Retail Thrift Plan will receive a letter in their offering circular-prospectus package providing information on how to participate in the exchange offer.

MERRILL LYNCH BLUEPRINT ACCOUNT INFORMATION: Conoco employees who hold DuPont stock in Merrill Lynch Blueprint Accounts will receive a letter in their offering circular-prospectus package providing information on how to participate in the exchange offer.

INFORMATION FOR NON-U.S. SHAREHOLDERS

CASH OFFER INFORMATION: Details on the cash offer will be provided in an "Offer to Purchase" document that will be mailed to DuPont shareholders by the appropriate administrator of individual company plans or brokerage firms through which DuPont stock is held in private accounts. The "Offer to Purchase" document will be posted on the Houston Intranet's "Road to Independence" site (Offer Information) on Wednesday, July 14 (the day the cash offer commences). The site can be accessed by clicking this link http://www.ho.dupont.com/ccn/road/index.stm.

MERRILL LYNCH BLUEPRINT ACCOUNT INFORMATION: Conoco employees who are residents of a non-U.S. location will receive the cash offer documents from Merrill Lynch for the DuPont stock held in their Blueprint Accounts.

DUPONT NEWS RELEASE

DUPONT SETS RATIO FOR EXCHANGE OFFER FOR CONOCO INC. CLASS B COMMON STOCK

WILMINGTON, DEL., July 9 - DuPont (NYSE:DD) today set the exchange ratio for the offer to its shareholders to exchange one share of DuPont common stock for
2.95 shares of the Conoco (NYSE:COC) Class B common stock currently held by DuPont up to a maximum of 148 million shares of DuPont common stock. The exchange ratio represents a premium of 18 percent based on the NYSE

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closing prices on July 8 of $68-5/8 per share for DuPont and $27-3/8 per share for Conoco.

DuPont expects the registration statement filed with the Securities and Exchange Commission (SEC) under which the exchange offer will be made to become effective today. It is expected that the exchange offer will commence on July
12 subject to the effectiveness of the registration statement.

The exchange offer is to be available only to DuPont shareholders who are United States persons as defined in the Offering Circular-Prospectus. If the exchange offer, which will be made by means of an Offering Circular-Prospectus, commences on July 12, it will expire at 12:00 midnight, New York City time, on August 6, 1999, unless extended.

DuPont has retained the services of D.F. King & Co., Inc. as Information Agent to assist shareholders with the exchange offer. Questions regarding the terms and conditions of the exchange offer or information on tendering shares should be directed to D.F. King at 800-755-3105 (toll free) in the U.S. or 212-269-5550 (collect) outside the U.S.

Morgan Stanley Dean Witter will act as dealer-manager.

Conoco is a major, integrated energy company based in Houston and active in 40 countries.

Dupont is a science company, delivering science-based solutions that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics; and transportation. Founded in 1802, the company operates in 65 countries and has 92,000 employees.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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7/9/99

THIS E-MAIL IS FOR INTERNAL USE ONLY AND IS NOT TO BE USED OR DISTRIBUTED OUTSIDE CONOCO.

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